Timothy Pitrelli

+65 6994 4701

tpitrelli@cooley.com

March 6, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Alex King Ms. Asia Timmons-Pierce

Re:	Welsbach Technology Metals Acquisition Corp. Response to Staff’s Comment on Form PRE 14A Filed February 24, 2023 File No. 001-41183

Ladies and Gentlemen:

On behalf of our client, Welsbach Technology Metals Acquisition Corp. (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 3, 2023 (the “Comment Letter”), relating to the above referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). In response to the comment (the “Comment”) set forth in the Comment Letter, the Company has revised the Proxy Statement and is filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) via EDGAR with this response letter.

Set forth below is the Company’s response to the Comment. The Staff’s comment is repeated below in bold and is followed by the Company’s response. Page references in the text of this response letter correspond to the page numbers of the Amended Proxy Statement. Capitalized terms used but not defined herein are used herein as defined in the Amended Proxy Statement.

March 6, 2023

Form PRE 14A filed February 24, 2023

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

CFIUS likely would regard the Sponsor to be “controlled” by Mr. Daniel Mamadou, one of the managers of the Sponsor and a citizen of the Kingdom of Spain. Two of the Sponsor’s directors – Dr. Ralph Welpe and Sergey Marchenko – also are “foreign persons” for CFIUS purposes. Risks associated with such foreign persons have been addressed in a risk factor included on page 13 of the Amended Proxy Statement.

* * *

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

If you have any questions regarding the Amended Proxy Statement, please contact the undersigned by phone at +65 6994-4701 or via e-mail at tpitrelli@cooley.com.

Very truly yours,

/s/ Timothy Pitrelli

Timothy Pitrelli

cc:	Daniel Mamadou, Chief Executive Officer, Welsbach Technology Metals Acquisition Corp. Christopher Clower, Chief Operating Officer, Welsbach Technology Metals Acquisition Corp.

Dag Arild Valand, Chief Executive Officer, WaveTech Group, Inc.
David Silverman, Partner, Cooley LLP
Eric M. Hellige, Partner, Pryor Cashman LLP
M. Ali Panjwani, Partner, Pryor Cashman LLP